Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase(as defined below) and the related Letter of Transmittal (and any amendments or supplements thereto), and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Startech Environmental Corporation
by
FLH Acquisition Corp.
a wholly-owned subsidiary of
Friendly LRL Holdings, LLC
an indirect subsidiary of
LRL Investments Ltd.
at
$0.65 Net Per Share

FLH Acquisition Corp., a Colorado corporation (the “Purchaser”) and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent”) and an indirect subsidiary of LRL Investments Ltd., a company organized under the laws of the Cayman Islands, is offering to purchase for cash all outstanding shares of common stock, no par value (the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), at a purchase price of $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated July 6, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 31, 2009, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company’s Board of Directors (“Company Board”) and to seek to have the Company and the Purchaser consummate a merger (the “Merger”) pursuant to which all outstanding Shares (other than Shares owned by Parent or its subsidiaries (including the Purchaser) and Shares held by shareholders who properly perfect their dissenters’ rights under Colorado law) would be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer (subject to applicable withholding taxes and without interest). Upon consummation of the Merger, the Company would continue as the surviving corporation and as a wholly-owned subsidiary of Parent.

The Offer is not conditioned upon any financing arrangements or subject to a financing condition. The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, when added to any Shares already owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis (which means after giving effect to the exercise of all outstanding options, warrants, rights and convertible securities); (2) a definitive merger agreement, in form and substance satisfactory to Parent in its reasonable discretion, shall have been executed among the Company and Purchaser (and/or Parent or any of Parent’s affiliates) with respect to a merger of Purchaser (and/or Parent or any of Parent’s affiliates) and the Company; (3) any applicable waiting or review periods (and any extensions thereof) shall have expired or been terminated, and any necessary or advisable consent, approval or clearance shall have been received, under any material applicable antitrust, trade regulation or foreign investment law or regulation; and (4) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company. See Section 14 of the Offer to Purchase for additional conditions to the Offer.

If any such condition is not satisfied, the Purchaser may (i) terminate the Offer, and therefore not accept for payment or pay for any Shares, and return all tendered Shares to tendering shareholders, (ii) extend the Offer and, subject to withdrawal rights described below, retain all such Shares until the expiration of the Offer as so extended, (iii) waive all conditions to the Offer that remain unsatisfied and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered and not withdrawn on or prior to the Expiration Date (as defined below), (iv) amend the Offer in any other respect by giving oral or written notice to Continental Stock Transfer & Trust Company (the “Depositary”) or (v) delay acceptance for payment or payment for Shares, subject to applicable law (including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)), until satisfaction or waiver of the conditions to the Offer.

Parent and the Purchaser are seeking to negotiate a business combination with the Company. Subject to applicable law, the Purchaser reserves the right to amend the Offer (including amending the number of shares to be purchased, the offer price and the consideration to be offered in the proposed Merger) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Parent, the Purchaser and the Company. Subject to any applicable rules and regulations of the Securities and Exchange Commission (“SEC”), the Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to otherwise amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. If the Company adopts a shareholder rights agreement prior to the expiration of the Offer, the Purchaser would expect to amend the Offer to include both the outstanding shares of Company common stock as well as any associated rights under such rights agreement and to add a condition to closing of the Offer that such shareholder rights agreement be redeemed or made inapplicable to the Offer and the Merger.

Subject to any applicable rules and regulations of the SEC, the Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and the right of a tendering shareholder to withdraw Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date, as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to shareholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares, in accordance with the instructions set forth in the Letter of Transmittal, (2) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

After accepting Shares for payment, Purchaser expressly reserves the right to provide a subsequent offering period under Rule 14d-11 of the Exchange Act. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender, but not withdraw, any

Shares not tendered in the Offer and receive the price per Share paid pursuant to the Offer (subject to applicable withholding taxes and without interest). The Purchaser does not currently intend to provide a subsequent offering period, although it reserves the right to do so.

Any extension, delay, termination, waiver or amendment of the Offer or provision of a subsequent offer period will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension of the Offer or commencement or extension of a subsequent offering period, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares. The term “Expiration Date” means 12:00 Midnight, New York City time, on July 31, 2009, unless and until the Purchaser determines to extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Date will mean the latest time and date at which the Offer, as so extended, will expire.

Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after September 3, 2009. However, pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during any subsequent offer period, and no withdrawal rights apply during a subsequent offer period with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding to the fullest extent permitted by applicable law. None of the Purchaser, Parent, any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign and other tax laws. All shareholders are urged to consult their own tax advisors about the tax consequences to them of the Offer and the Merger in view of their particular circumstances.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Purchaser is making a request to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of the Company’s shareholder lists and security position listings for the purpose of disseminating the Offer to shareholders. Upon compliance by the Company with this request, this Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser or, if it so elects, the materials will be mailed by the Company.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer documents may be directed to the Information Agent as set forth below, and copies will be furnished at the Purchaser’s expense. No fees or commissions will be paid by Parent or the Purchaser to brokers, dealers or other persons (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Shareholders Call Toll Free: (800) 607-0088
E-mail: tender.info@morrowco.com

July 6, 2009